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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             WALL DATA INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                       NETMANAGE ACQUISITION CORPORATION

                                NETMANAGE, INC.
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   932045107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CLIFF MOORE
                                NETMANAGE, INC.
                             10725 N. DEANZA BLVD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 973-7171
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               MICHAEL J. DANAHER
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
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                 $98,236,935                                      $19,670
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

(1) Note: The Transaction Value is calculated by multiplying $9.00, the per share tender offer price, by 10,915,215, which is the sum of (i) the number of shares of common stock outstanding, (ii) the 635,400 shares of common stock subject to options outstanding and which are exercisable at a price less than the per share tender offer price and (iii) the 89,846 shares of common stock reserved for issuance under Wall Data Incorporated's Employee Share Purchase Plan.

(2) 1/50 of 1% of Transaction Value.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:    Filing Party:
  Form or Registration No.:  Date Filed:

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Wall Data Incorporated, a Washington corporation (the "Company"), and the address of its principal executive offices is 11332 N.E. 122nd Way, Kirkland, Washington 98034.

     (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by NetManage Acquisition Corporation ("Purchaser"), a Washington corporation which is a wholly-owned subsidiary of NetManage, Inc., a Delaware corporation ("Parent") to purchase all outstanding shares of common stock (the "Shares") of the Company at a price of $9.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in such principal market for each quarterly period for the fiscal year ended December 31, 1997; the four month period ended April 30, 1998; each quarterly period for the fiscal year ended April 30, 1999; and the interim period ended October 20, 1999 is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Schedule 14D-1 is filed by Purchaser and Parent. Information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent is set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser and Parent or, to the best knowledge of Purchaser and Parent, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 12 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 13 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Financing of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a) - (e) The information set forth in the Introduction, Section 12 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and
Section 13 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) Not applicable.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 12 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 13 ("Purpose of the Offer; Plans for the Company After the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 13 ("Purpose of the Offer; Plans for the Company after the Offer") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement dated as of October 20, 1999 among Purchaser and Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification number on Substitute Form W-9.
(a)(7)  Form of Summary Advertisement dated October 27, 1999.

(a)(8) Text of Press Release issued by Parent and the Company on October 21, 1999.
(b)     None.
(c)(1) Agreement and Plan of Merger, dated as of October 20, 1999, by and among Parent, Purchaser and the Company.
(c)(2) Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kevin B. Vitale.
(c)(3) Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Richard P. Fox.
(c)(4) Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Craig E. Shank.
(c)(5) Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kerry D. Palmer.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 27, 1999

                                  NETMANAGE ACQUISITION CORPORATION

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                  NETMANAGE, INC.

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------
(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         number on Substitute Form W-9.
(a)(7)   Form of Summary Advertisement dated October 27, 1999.
(a)(8)   Text of Press Release issued by Parent and the Company on
         October 21, 1999.
(b)      None.
(c)(1)   Agreement and Plan of Merger, dated as of October 20, 1999, by and among Parent, Purchaser and the Company.
(c)(2)   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kevin B. Vitale.
(c)(3)   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Richard P. Fox.
(c)(4)   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Craig E. Shank.
(c)(5)   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kerry D. Palmer.
(d)      None.
(e)      Not applicable.
(f)      None.